PROPOSED TRANSACTION MEMO

PROPOSAL: TOUCHSTONE LARGE CAP CORE EQUITY FUND WILL MERGE INTO TOUCHSTONE
          GROWTH OPPORTUNITIES FUND

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
AS OF 3/31/10                       TOUCHSTONE LARGE CAP CORE EQUITY FUND       TOUCHSTONE GROWTH OPPORTUNITIES FUND
----------------------------------------------------------------------------------------------------------------------

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ASSETS:                             $53,401,183                                 $64,297,751
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INCEPTION:                          A - 5/01/00                                 A - 9/29/95
                                    C - 5/16/00                                 C - 8/02/99
                                                                                Y - 2/02/09
                                                                                Institutional - 2/02/09
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CURRENT ADVISOR:                    Touchstone                                  Touchstone
                                    Advisors, Inc.                              Advisors, Inc.
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SURVIVING ADVISOR:                  Touchstone                                  Touchstone
                                    Advisors, Inc.                              Advisors, Inc.
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CURRENT SUB-ADVISOR:                Todd/Veredus Asset Management, LLC          Westfield Capital Management
                                                                                Company, L.P.
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SURVIVING SUB-ADVISOR:              Westfield Capital Management Company,       Westfield Capital Management
                                    L.P.                                        Company, L.P.
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CURRENT DIVERSIFICATION:            Diversified                                 Non-diversified
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DIVERSIFICATION AFTER MERGER:       Non-diversified                             Non-diversified
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

August 31, 2010


      With respect to the issue of which fund should be the accounting survivor in the merger of the Large Cap Core Equity Fund ("Core Equity Fund") into the Touchstone Growth Opportunities Fund ("Growth Opportunities Fund") (together, the "Funds"), it is the view of the Growth Opportunities Fund, its accountants and attorneys that the only account survivor of the merger should, for the reasons discussed below, be the Growth Opportunities Fund.

      The Securities and Exchange Commission (the "SEC") staff has consistently held to the principles expressed in the North American Security Trust no-action letter (publicly available August 5, 1994) that:

            "In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine

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            which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies."

      It is believed that, based on the five factors described above, the Growth Opportunities Fund should be the accounting survivor.

1.    Investment Adviser:

      Both Funds are advised by Touchstone Advisors, Inc.

      Todd/Veredus Asset Management, LLC ("Todd") currently sub-advises Core Equity Fund. Westfield Capital Management Company, L.P. ("Westfield") currently sub-advises the Growth Opportunities Fund. Westfield will continue to sub-advise the Growth Opportunities Fund after the merger. Although Touchstone Advisors, Inc. has general supervisory responsibility as investment manager, decisions to buy and sell securities and implementation of investment strategies is the sole responsibility of the sub-advisor.

2.    Investment Objectives, Policies and Restrictions:

      The Growth Opportunities Fund is non-diversified while the Core Equity Fund is diversified. The Growth Opportunities Fund may invet in securities of any size while the Core Equity Fund will invest at least 80% of its assets in large capitalization companies. The Growth Opportunities Fund will remain non-diversified after the merger.

3.    Expense Structure and Expense Rates:

      The expense structure subsequent to the merger will be that of the Growth Opportunities Fund. While the management fee and other expenses of the Growth Opportunities Fund are greater than those of the Core Equity Fund, the net expenses of the Funds are contractually limited by Touchstone Advisors, Inc. and are 1.15% and 1.90% for Class A and Class C shares of the Funds, respectively.

4.    Asset Size:

      As of 03/31/10, the assets of each Fund are approximately as follows:

           Core Equity Fund                   $53 million
           Growth Opportunities Fund          $64 million

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      The Core Equity Fund commenced operations in 2000 and the Growth
      Opportunities Fund commenced operations in 1995.

5.    Portfolio Composition:

      This factor is discussed above in analyzing difference in investment policies and restrictions.